ID # 288012

82-34866

Rule 3.19A.2

RECEIVED DEC 09 2005

Appendix 3Y

Change of Director's Interest Notice

SUPPL

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Solbec Pharmaceuticals Ltd	
ABN 85 061 289 218	

05013277

We (the entity) give ASX the following information ur ... is agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Bruce Howie
Date of last notice	N/A

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	28 November 2005
No. of securities held prior to change	Nil
Class	Ordinary fully paid
Number acquired	100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,135.00
No. of securities held after change	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

PROCESSED DEC 20 2005 THOMSON FINANCIAL

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	